UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2008

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Azopardo 1025

Buenos Aires C1107ADQ

Argentina

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Buenos Aires, November 24, 2008

President of the Comisión Nacional de Valores

D. Eduardo Hecker

S            /              D

Re: Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (EDENOR S.A.) (Distribution and Marketing Company of the North S.A.) (the “Company”). Repurchase of Company shares.

I have the pleasure of addressing you in compliance with article 3 of Chapter XXI of the Rules of the CNV, to inform you that in light of the decision adopted by the Company’s board of directors at the November 14, 2008 board of directors meeting, the Company initiated a share repurchase program on November 18, 2008. This letter reports on the results of these repurchases. In addition, we will continue to issue weekly reports on our share repurchases every Monday for the duration of our repurchase program.

As of November 24, 2008, the Company has purchased 3,642,500 shares of the Class B common stock of the Company with a par value of Ps. 1.00 (one peso) per share and with the right to 1 (one) vote each, as described in the following table:

Registry of Stock Repurchases
Date	Number of shares	Average price paid per share	Maximum price paid per share	Minimum price paid per share	Total peso amount	Broker/Dealer
		(pesos)	(pesos)	(pesos)	(pesos)
11-18-2008	915,500	Ps. 0.638	Ps. 0.644	Ps. 0.625	Ps. 584,412.11	Raymond James
11-19-2008	910,000	0.646	0.653	0.633	588,099.05	Raymond James
11-20-2008	910,000	0.624	0.630	0.615	568,230.66	Macro Securities
11-21-2008	907,000	Ps. 0.626	Ps. 0.640	Ps. 0.615	568,178.17	Raymond James
	3,642,500				Ps. 2,308,920

Please feel free to contact me with any questions or other matters you wish to discuss.

Sincerely,

Jaime J. Barba

Attorney-in-Fact

Empresa Distribuidora y Comercializadora Norte S.A. (EDENOR)

Buenos Aires, November 24, 2008

Bolsa de Comercio de Buenos Aires

Re: EDENOR S.A. Repurchase of Company shares.

I am addressing this communication to the Bolsa de Comercio de Buenos Aires (BCBA) in my capacity as attorney-in-fact for Empresa Distribuidora y Comercializadora Norte S.A. (EDENOR) (the “Company”) and in compliance with article 23 of the BCBA Listing Regulations, to inform you that in light of the decision adopted by the Company’s board of directors at the November 14, 2008 board of directors meeting, the Company initiated a share repurchase program on November 18, 2008. This letter reports on the results of these repurchases. In addition, we will continue to issue weekly reports on our share repurchases every Monday for the duration of our repurchase program.

As of November 24, 2008, the Company has purchased 3,642,500 shares of the Class B common stock of the Company with a par value of Ps. 1.00 (one peso) per share and with the right to 1 (one) vote each, as described in the following table:

Registry of Stock Repurchases
Date	Number of shares	Average price paid per share	Maximum price paid per share	Minimum price paid per share	Total peso amount	Broker/Dealer
		(pesos)	(pesos)	(pesos)	(pesos)
11-18-2008	915,500	Ps. 0.638	Ps. 0.644	Ps. 0.625	Ps. 584,412.11	Raymond James
11-19-2008	910,000	0.646	0.653	0.633	588,099.05	Raymond James
11-20-2008	910,000	0.624	0.630	0.615	568,230.66	Macro Securities
11-21-2008	907,000	Ps. 0.626	Ps. 0.640	Ps. 0.615	568,178.17	Raymond James
	3,642,500				Ps. 2,308,920

Please feel free to contact me with any questions or other matters you wish to discuss.

Sincerely,

Jaime J. Barba

Attorney-in-Fact

Empresa Distribuidora y Comercializadora Norte S.A. (EDENOR)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By: /s/ Rogelio Pagano

Rogelio Pagano

Chief Financial Officer

Date: November 26, 2008